Peninsula Gaming, LLC
Peninsula Gaming Corp.
301 Bell Street
Dubuque, Iowa 52001

June 29, 2011

VIA EDGAR

Mr. Justin Dobbie, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Peninsula Gaming, LLC
Peninsula Gaming Corp.
Amendment No. 1 to Registration Statement on Form S-4, filed June 10, 2011
(File No: 333-174337)

 Dear Mr. Dobbie:

On behalf of Peninsula Gaming, LLC and Peninsula Gaming Corp. (the “Companies”) and the subsidiary guarantors referenced in the Registration Statement (the “Guarantors” and, together with the Companies, the “Registrants”), this letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 27, 2011, setting forth comments to Amendment No. 1 to the Registration Statement (as amended, the “Registration Statement”) on Form S-4 filed with the Commission on June 10, 2011.  We are filing concurrently with this letter Amendment No. 2 to the Registration Statement, which reflects revisions in response to the Staff’s comments.

Set forth below are the Staff’s comments, indicated in bold, and, in italics set forth immediately following each comment, our responses thereto.

Exhibit 5.1

1. Refer to the last paragraph on the first page.  Counsel is entitled to rely upon local counsel opinion, but may not assume a necessary legal conclusion.  Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the last sentence of the referenced paragraph in its legal opinion to read as follows:

“We express no opinion with respect to those matters and in so far as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the States of Louisiana and Kansas, with your permission and consent, we have relied, without independent investigation, upon the opinions of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. and Stinson Morrison Hecker LLP.”

Please see the revised Exhibit 5.1 included in Amendment No. 2 to the Registration Statement.

Exhibit 5.2

2. The legality opinion should speak as of the date of effectiveness.  Please have counsel revise the last paragraph accordingly or confirm that you will refile the opinion on the date of effectiveness.

In response to the Staff’s comment, counsel has revised the second sentence of the referenced paragraph and added a new sentence in its legal opinion to read as follows:

“The foregoing opinion is based on and is limited to the laws of the State of Louisiana.  We assume no obligation to revise or supplement this opinion in the event of future changes in such laws or the interpretation thereof or such facts after such time as the Registration Statement is declared effective.”

Please see the revised Exhibit 5.2 included in Amendment No. 2 to the Registration Statement.

We look forward to the Staff’s responses to the foregoing. Please do not hesitate to contact the undersigned with any questions or to discuss this correspondence.

Very truly yours,

PENINSULA GAMING, LLC
PENINSULA GAMING CORP.

By:      /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

THE OLD EVANGELINE DOWNS, L.L.C.
DIAMOND JO, LLC
DIAMOND JO WORTH, LLC
BELLE OF ORLEANS, L.L.C.
KANSAS STAR CASINO, LLC

By:      /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

cc: Nazim Zilkha, White & Case LLP

NEWYORK 8194594 (2K)